Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 7
DATED JANUARY 12, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 7 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 7 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 6 dated December 31, 2003, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Hickory Ridge Shopping Center, Hickory, North Carolina

On January 9, 2004, we purchased an existing shopping center known as Hickory Ridge Shopping Center containing 310,360 gross leasable square feet. The center is located at Catawba Valley Road in Hickory, North Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $41,900,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $135 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Linens 'N Things and Kohl's, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	45,000	14	10.75	07/99	01/14

Linens 'N Things	35,000	11	10.50	07/00	06/15

Kohl's	86,584	28	7.00	08/99	02/20

For federal income tax purposes, the depreciable basis in this property will be approximately $31,400,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Hickory Ridge Shopping Center was built in 1999. As of January 9, 2004, this property was 96% occupied, with a total 298,784 square feet leased to 19 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Old Navy	25,000	08/04	212.500	8.50
Sprint	2,800	11/04	50,400	18.00
Great Clips	1,200	12/04	22,800	19.00
Osaka	2,100	01/05	40,950	19.50
Thai Orchid	2,800	01/05	53,200	19.00
Tony's Pizza	2,100	01/05	45,150	21.50
Hallmark	6,000	10/05	93,900	15.65
Factory Mattress	3,600	11/06	66,600	18.50
Party City	12,000	06/09	150,000	12.50
Marshall's	30,000	08/09	219,000	7.30
Shoe Carnival	12,000	01/10	129,000	10.75
Family Christian Bookstore	5,000	07/10	90,000	18.00
The Avenue	6,600	01/13	78,012	11.82
Best Buy	45,000	01/14	483,750	10.75
Linens 'N Things	35,000	06/15	367,500	10.50
A.C. Moore	21,000	12/15	248,850	11.85
Kohl's	86,584	02/20	606,088	7.00
Dicks Sporting Goods	*	01/21	185,000	*
Babies R Us	*	01/13	126,647	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Cor West Plaza, New Britain, Connecticut

On January 6, 2004, we purchased an existing shopping center known as Cor West Plaza containing 115,011 gross leasable square feet. The center is located at 665 and 687 West Main Street in New Britain, Connecticut.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $33,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $287 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Super Stop and Shop, Liquor Depot and CVS Pharmacy, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Super Stop & Shop	68,073	59	26.00	05/03	05/28

CVS Pharmacy	12,150	11	26.00	07/01	07/22

Liquor Depot	14,000	12	14.00	08/01	08/11

For federal income tax purposes, the depreciable basis in this property will be approximately $24,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cor West Plaza was built in phases between 1999 to 2003. As of January 6, 2004, this property was 100% occupied, with a total 115,011 square feet leased to 10 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Subway	1,500	08/04	18,702	12.47
Video One	3,500	09/05	47,320	13.52
Rent-A-Center	6,988	04/06	104,820	15.00
Cingular Wireless	1,553	06/06	27,954	18.00
Webster Bank	2,147	11/05	38,646	18.00
Papa Gino's	3,000	02/11	60,000	20.00
Liquor Depot	14,000	08/11	196,000	14.00
Frazier's Two Cleaners & Laundromat	2,100	10/11	37,800	18.00
CVS Pharmacy	12,150	01/22	315,900	26.00
Super Stop & Shop	68,073	05/28	1,769,898	26.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of January 9, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	20,615,541	205,935,962	21,353,684	184,582,278

Shares sold pursuant to our distribution reinvestment program	69,899	664,044	-	664,044

	20,705,440	206,800,006	21,353,684	185,446,322

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.